Diginex Limited

Smart-Space Fintech 2, Room 3

Unit 401-404 Core C, Cyberport, Telegraph Bay

Hong Kong

May 24, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Edwin Kim
Matthew Crispino

Re:	Diginex Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted April 2, 2024
CIK No. 0002010499

Dear Mr. Kim and Mr. Crispino:

Diginex Limited (the “Company”), is hereby responding to the letter, dated March 11, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “DRS”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the DRS on Form F-1 (“Amended DRS”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the DRS to address the comments, by providing an explanation if the Company has not so revised the DRS, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the DRS where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended DRS. The changes reflected in the DRS include those made in response to the Staff’s comments as well as other updates.

Amended Draft Registration Statement of Form F-1 Submitted April 2, 2024

Summary, page 1

1. We note your response to prior comment three regarding the office arrangements for your principal executive offices in Hong Kong. Please clarify here and on page 70 whether your Hong Kong principal executive offices is a co-working shared space facility and clarify if most of your employees and operations occur at this facility or are performed virtually.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment on page 1 and page 71 of the Amended DRS.

Division of Corporation Finance Office of Technology May 24, 2024 Page 2

Business

Our Business Lines, page 67

2. Please provide your revenues by geographic area for each of the following countries originating from the United States of America, United Kingdom, Hong Kong and Singapore. We note your disclosure combines the revenue sourced to these four countries as approximately 80% of your total revenues for the March year ended March 31, 2023. Please provide further specificity by country.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment on page 67 of the Amended DRS.

3. We note your response to prior comment 21 regarding your channel partners. Please clarify whether you derive a material amount of your revenues from your reselling or distribution agreements with either HSBC or Fitch Ratings.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment on page 67 of the Amended DRS.

Principal Securityholders, page 98

4. We reissue prior comment 32 in part, please disclose the natural person(s) that ultimately has the investment and/or voting power over the shares beneficially owned by HBM IV, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment on page 98 of the Amended DRS.

Financial Statements

3 Significant Accounting Policies

Research and development expenditure, page F-36

5. Disclose research and development expense as required by paragraphs 126 and 127 of IAS 38 and paragraphs 104 and 105 of IAS 1.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to make the following disclosure in note 6 to the financial statements on page F45 – F46 for the Staff’s consideration:

IT development and maintenance support costs relate, primarily, to those associated with a third party that contribute to researching, developing and maintaining the Group commercial products. Costs associated with research and development amounted to $2,089,914 (2022: $1,914,908). The costs also include server expenses for hosting the products.

Other costs include travel and entertainment, insurance, bank charges, general office expenses and others. It also includes depreciation expenses of $1,007 (2022: $335) .

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Division of Corporation Finance Office of Technology May 24, 2024 Page 3

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer